

July 10, 2012

<u>Via E-Mail</u>
Bruce Beaty
Chief Executive Officer and President
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA   18610

> **Re: Blue Ridge Real Estate Company**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended October 31,**
> **2011Filed January 30, 2012**
> **File No. 000-02844**

Dear Mr. Beaty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2011 filed January 30, 2012</u>

<u>Signatures, page 24</u>

1. Please tell us whether Cynthia A. Van Horn is also your principal accounting officer or controller and revise in future filings to include the signature of the principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Exhibit 13.1 Portions of the Companies' Fiscal 2011 Annual Report to Shareholders

Liquidity and Capital Resources, page 13

2. In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

3. We note that your tabular presentation of contractual obligations includes expected pension contributions for fiscal 2012. In future filings, please provide information necessary for an understanding of the timing and amount of expected payments under your pension plan. For example, please disclose whether the disclosure is limited to the estimated contribution/payment for the next fiscal year, the future minimum statutory funding requirements over a number of years, or all expected required and voluntary contributions/payments. Where material, please disclose the factors that could affect the estimates of the future payments.

Combined Statements of Operations, page 19

4. It appears from your disclosure on page 24 (Land Held for Investment and Long-Lived Assets Held for Sale) that you derived rental revenue from properties that were sold subsequent to October 31, 2011. We also note your disclosure on page 14 and 15 of your Form 10-Q for the quarterly period ended April 30, 2012 that the decrease of in rental revenue during the interim period was the result of the sale of investment rental properties on September 2011, November 2011 and December 2011. Excluding your sale of housing units inventory constructed in real estate development projects, for each sale of property during fiscal years presented and the period ended April 30, 2012 as well as properties classified as held for sale at such dates, please tell us how you considered ASC 205-20 in determining how to present these assets and related operating results.

Note 13. Fair Value of Financial Instruments, page 38

5. We note that your disclosure of the carrying amount of each category of assets does not reflect impairments recorded in prior periods and that your disclosure of the overall total impairment for 2011 and 2010 for each category of assets includes accumulated impairment losses recognized in prior years. Please revise in future filings to disclose the carrying amount of each category of assets net of prior period impairments, since an impairment loss on a long-lived asset reduces

its carrying amount, and to clearly disclose the amount of impairment in the current period.

6. We note your disclosure on page 24 that the carrying value of assets held for sale are stated at the lower of carrying value or fair market value less costs to sell. However, we note your disclosure on pages 38 and 39 that long-lived assets held for sale were written down to fair value resulting in an impairment. Please confirm to us, and clarify in future filings, that the impairment loss for long-lived assets held for sale is the difference between their carrying value and their fair value <u>less cost to sell</u>. Refer to ASC 360-10-35-40.

Report of Independent Registered Public Accounting Firm, page 45

7. Please revise the accountants' report in future filings to indicate the city and state where issued. Refer to Rule 2-02(a)(3) of Regulation S-X. This comment also applies to the accountants' report on page 25 of your Form 10-K.

Form 10-Q for the quarterly period ended April 30, 2012

Note 3. Segment Reporting, page 6

8. We note that you have not disclosed segment information for the interim period. Please tell us how you considered ASC 280-10-50-32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief